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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Arel Communications and Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS .001 Par Value

(Title of Class of Securities)

M14925107

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. M14925107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

 Clayton L. Mathile

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

 Ohio

	7.	Sole Voting Power
Number of		3,271,557

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		3,271,557

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,271,557

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

24.92%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. M14925107

Item 1. Security and Issuer.

This statement relates to the shares of ordinary shares, NIS .001 Par Value (the “Shares”) of Arel Communications and Software Ltd. (the “Issuer”),an Israeli corporation. The Issuer’s principal executive offices are located at 3 Hayardan Street, Yavne 70600, ISRAEL.

Item 2. Identity and Background

(a)	Clayton L. Mathile

(b)	6450 Sand Lake Road, Suite 200 Dayton, Ohio 45414

(c)	The Reporting Person is a private investor who conducts his business at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, or is not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The shares owned by the Reporting Person were acquired in connection with an Asset Purchase Agreement pursuant to which substantially all of the assets of a limited liability company in which the Reporting Person had an interest were sold to an affiliate of the Issuer in exchange for cash and the Shares.

Item 4. Purpose of Transaction.

     Pursuant to the terms of an agreement with Mitchell E. Jones, the Reporting Person is acquiring additional shares of the Issuer that were previously owned by Mr. Jones individually or by an entity in which Mr. Jones and the Reporting Person owned interests. The Reporting Person is contemplating acquiring additional shares of the Issuer but has not yet made a final decision. In connection with the transaction with Mr. Jones, Mr. Jones is resigning as a director of the Issuer. The Reporting Person may propose and vote for a replacement board member with which the Reporting Person had a previous business relationship The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned

3,271,557 Percent of Class 24.92%

(b)	Number of Shares as to which the Person has:

(i)	Sole power to vote or direct the vote: 3,271,557, 251,950 of which are held by a limited liability company which the Reporting Person controls, and the balance of which are held by the Reporting Person as trustee of an Amended Agreement of Trust for the benefit of the Reporting Person.

(ii)	Shared power to vote or direct the vote: - 0 -

(iii)	Sole power to dispose or to direct the disposition of: 3,271,557, 251,950 of which are held by a limited liability company which the Reporting Person controls, and the balance of which are held by the Reporting Person as trustee of an Amended Agreement of Trust for the benefit of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of -0-

(c)	None

(d)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

     1,049,999 of the Shares over which the Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of that were previously held in escrow by National City Bank pursuant to an Escrow Agreement dated August 8, 2000 by and among the Issuer, M.E. Jones Sub, Ltd. (fka W2Com, LLC), CYMI, Ltd. and National City Bank are currently held by court order pending a determination as to the disposition of the shares.

Item 7. Material to be Filed as Exhibits.

     NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2003

Signature:	/s/ CLAYTON L. MATHILE
Name/Title	Clayton L. Mathile